Consolidated Financial Statements of

TITAN TRADING ANALYTICS INC.

October 31, 2005 and 2004

Auditors’ Report

To the Shareholders of

Titan Trading Analytics Inc.

We have audited the consolidated balance sheets of Titan Trading Analytics Inc. as at October 31, 2005 and October 31, 2004, and the consolidated statements of operations and deficit and consolidated statements of cash flows for each of the three-year period ended October 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and 2004, and the results of its operations and its cash flows for the three-year period ended October 31, 2005, in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that in our opinion, these principles have been applied on a consistent basis.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion

Chartered Accountants

February 24, 2006

TABLE OF CONTENTS

PAGE

Consolidated Balance Sheets

1

Consolidated Statements of Operations and Deficit

2

Consolidated Statements of Cash Flows

3

Notes to the Consolidated Financial Statements

4 - 16

TITAN TRADING ANALYTICS INC.
(Incorporated under the laws of Alberta)
Consolidated Balance Sheets
October 31, 2005

	2005	2004

ASSETS

CURRENT
Cash and cash equivalents	$ 109,191	$ -
Goods and services tax receivable	9,437	11,663
Deposit on technology software (Note 4)	62,735	62,735
Prepaid expenses	704	-
	182,067	74,398

PROPERTY AND EQUIPMENT (Note 5)	30,999	19,055
	$ 213,066	$ 93,453
LIABILITIES

CURRENT
Bank indebtedness	$ -	$ 2,236
Accounts payable and accrued liabilities	167,701	172,446
Loans and advances (Note 6)	91,359	223,962
	259,060	398,644
CAPITAL DEFICIENCY

Share capital (Note 7)	5,293,505	3,948,594
Contributed surplus (Note 7)	222,894	11,200
Warrants (Note 7)	229,025	116,544
Deficit	(5,791,418)	(4,381,529)
	(45,994)	(305,191)
	$ 213,066	$ 93,453
Continuing Operations (Note 1)

APPROVED BY THE BOARD
Signed "Richard Sharples", Director
Signed "Robert F. Roddick", Director

TITAN TRADING ANALYTICS INC.
(Incorporated under the laws of Alberta)
Consolidated Statements of Operations and Deficit
Year ended October 31, 2005

	2005	2004	2003
Software and subscription sales	$ -	$ -	$ -
EXPENSES
Advertising and marketing	19,315	7,939	1,236
Amortization	8,722	4,247	1,766
Bank charges and interest	1,752	1,414	1,289
Business development fees	101,982	-	-
Loss on foreign exchange	47	-	-
Management, consulting and
administration fees (Note 9)	238,423	112,720	110,586
Office, telephone and miscellaneous	48,520	20,401	3,748
Professional fees	139,207	120,299	25,244
Rent	29,770	11,738	-
Research and development expenses (Note 9)	609,130	139,488	-
Salaries and benefits	-	-	507
Shareholder communications	112,660	19,616	14,331
Travel	33,761	19,727	3,430
	1,343,289	457,589	162,137
NET LOSS FOR THE YEAR	(1,343,289)	(457,589)	(162,137)
DEFICIT, BEGINNING OF YEAR	(4,381,529)	(3,923,940)	(3,761,803)
PRIOR PERIOD ADJUSTMENT (Note 2)	(66,600)	-	-
DEFICIT, BEGINNING OF YEAR (restated)	(4,448,129)	-	-
DEFICIT, END OF YEAR	$(5,791,418)	$ (4,381,529)	$ (3,923,940)

BASIC AND DILUTED LOSS PER SHARE	$ (0.07)	$ (0.04)	$ (0.02)
WEIGHTED AVERAGE NUMBER OF
SHARES USED TO CALCULATE
BASIC AND DILUTED LOSS
PER SHARE	18,397,266	10,809,501	9,812,966

TITAN TRADING ANALYTICS INC.
(Incorporated under the laws of Alberta)
Consolidated Statement of Cash Flows
Year ended October 31, 2005

	2005	2004	2003
OPERATING
Net loss for the year	$(1,343,289)	$ (457,589)	$ (162,137)
Adjustments for non-cash items
Amortization	8,722	4,247	1,766
Research and development expenses (Note 9)	262,500	-	-
Share option expense (Note 7)	123,654	11,200	-
	(948,413)	(442,142)	(160,371)
Net changes in non-cash working capital balances
Goods and services tax receivable	2,226	(1,048)	(8,319)
Prepaid expenses	(704)	-	-
Accounts payable and accrued liabilities	(4,745)	136,500	(18,034)
	(951,636)	(306,690)	(186,724)
INVESTING
Loan receivable	-	(62,735)	-
Purchase of property and equipment	(20,666)	(18,292)	(1,776)
	(20,666)	(81,027)	(1,776)
FINANCING
Issue of common shares and warrants net of issue costs	1,021,523	349,200	-
Redemption of common shares	(15,000)	-	-
Loans and advances	77,206	35,578	188,384
	1,083,729	384,778	188,384
INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	111,427	(2,939)	(116)
(BANK INDEBTEDNESS) CASH AND CASH
EQUIVALENTS, BEGINNING OF YEAR	(2,236)	703	819
CASH AND CASH EQUIVALENTS
(BANK INDEBTEDNESS), END OF YEAR	$ 109,191	$ (2,236)	$ 703
CASH USED IN OPERATING ACTIVITIES
Bank charges and interest	$ 1,752	$ 1,414	$ 1,289

TITAN TRADING ANALYTICS INC.

(Incorporated under the laws of Alberta)

Notes to the Consolidated Financial Statements

Year ended October 31, 2005

1.

CONTINUING OPERATIONS

The consolidated financial statements of Titan Trading Analytics Inc. (“Titan” or the “Company”) have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, has no revenue in 2005 and has a working capital deficiency of $76,993 (2004 - $324,246).

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, completing a private placement (Note 12), obtaining financing from new lenders and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2006.  However, management can provide no assurance with regard thereto.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these consolidated financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

2.

CHANGE IN ACCOUNTING POLICY

Effective November 1, 2004, the Company retroactively, without restatement, adopted the fair value based method of accounting for share based compensation issued to employees, as recommended by the Canadian Institute of Chartered Accountants.  As such, awards of share options result in compensation expense and a credit to contributed surplus when share options are granted.  The fair value of the options will be calculated using the Black-Scholes option pricing model.  Any consideration paid on exercise of share options is credited to share capital.  The current year’s opening deficit balance and contributed surplus balance have been increased by $66,600 to account for the fair value of employee stock options granted in the prior year.  If the fair value of the stock options granted had been accounted for using the fair value method in the prior year, the reported net loss would have increased from $457,589 to $524,189, and the basic and fully diluted loss per common share would have increased from $0.04 to $0.05. There were no share options issued prior to October 31, 2002.

3.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Titan Trading GP Inc., Titan Trading Corp. and Titan Trading USA, LLC which were formed during fiscal year 2005.  The amounts are in the normal course of business and are recorded at the current exchange rate.  All inter-company balances and transactions have been eliminated on consolidation.

Research and development

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product or a product to be used internally are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers or once internal utilization commences.

Software and systems development

Software and systems development costs are amortized on a product-by-product basis at the greater of (i) the ratio of gross revenues over aggregate anticipated gross revenues or (ii) straight-line over the remaining estimated economic life of the related products. The estimated economic life of the Company's products does not exceed three years.

Property and equipment

Computer equipment is recorded at cost and is amortized at 30% declining balance per annum.

Office furniture is recorded at cost and is amortized at 20% declining balance per annum.

The Company makes periodic reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Software and subscription sales

Revenue arising from software and subscription sales is recognized at the time of the sale unless the Company is obligated to provide services in the future, in which case a portion of the revenue is deferred until the services have been performed.

Foreign currency translation

The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the rate of exchange prevailing at the balance sheet date. Revenues and expenses and other assets and liabilities are translated using the exchange rate prevailing on the transaction date. Gains and losses on translation are included in operations.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates used by management include valuation allowances for future income taxes, useful lives for the amortization of capital assets and the fair value of financial instruments.

Cash and cash equivalents

Cash and cash equivalents includes highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Investments with an original maturity of more than three months are not included in cash and cash equivalents.

Loss per share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Stock-based compensation

The Company has a stock-based compensation plan, which is described in Note 7.

4.

DEPOSIT ON TECHNOLOGY SOFTWARE

This amount was characterized as a loan receivable from a director in 2004. During 2005, the Company commenced negotiations to purchase intellectual property from the director.  If an agreement is not reached, the amount will be refundable to the Company.  The amount is unsecured and non-interest bearing.

5.

PROPERTY AND EQUIPMENT

		2005			2004
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Computer
equipment	$ 50,843	$ 21,546	$ 29,297	$ 32,068	$ 13,013	$ 19,055
Office furniture	1,891	189	1,702	-	-	-
Software
development costs	947,877	947,877	-	947,877	947,877	-
	$ 1,000,611	$ 969,612	$ 30,999	$ 979,945	$ 960,890	$ 19,055

6.

LOANS AND ADVANCES

Amounts due are non-interest bearing, unsecured and have no fixed terms of repayment. Included in $91,359 (2004 - $223,962) is $20,559 (2004 - $103,256) due to a director of the Company and his associated company.

7.

SHARE CAPITAL

	2005		2004		2003
	Shares	Amount	Shares	Amount	Shares	Amount
Unlimited number of
common shares and
unlimited number of
preferred shares

Issued and
outstanding,
beginning of year	13,024,965	$ 3,948,594	9,812,966	$ 3,715,938	9,812,966	$ 3,715,938

Private placements	5,455,110	878,014	3,211,999	242,456	-	-
Exercise of warrants	430,000	72,240	-	-	-	-
Shares issued for debt	3,736,324	472,309	-	-	-	-
Share issuance costs	-	(77,652)	-	(9,800)	-	-
Issued and outstanding
end of year	22,646,399	$ 5,293,505	13,024,965	$ 3,948,594	9,812,966	$ 3,715,938

Stock option plan - employees

Awards of share options to employees result in compensation expense and a credit to contributed surplus when share options are granted.  The fair value of the options are calculated using the Black-Scholes option pricing model.  Any consideration paid on exercise of share options is credited to share capital.

Stock option plan - non-employees

In accordance with CICA Handbook Section 3870, compensation for costs for stock options issued to non-employees result in a charge to the income statement expense associated with the service provided and a credit to contributed surplus when share options are granted.  The fair value of the options are calculated using the Black-Scholes option pricing model.

At October 31, 2005, no preferred shares have been issued.

At October 31, 2005, 1,500,000 common shares were held in escrow.  The release from escrow is based upon the passage of time.

The Company has options outstanding under the stock option plan as follows:

	2005		2004
		Weighted-		Weighted-
		Average		Average
	Common	Exercise	Common	Exercise
	Shares	Price	Shares	Price

Outstanding at beginning of period	1,700,000	$ 0.10	360,000	$ 0.25

Granted	1,810,593	0.22	2,050,000	0.10
Cancelled or expired	(25,000)	0.25	(710,000)	0.10
Outstanding at end of period	3,485,593	0.16	1,700,000	0.10
Exercisable at end of period	2,580,296	0.14	1,700,000	0.10

The following table summarizes information on share options outstanding and executable at October 31, 2005:

Share options outstanding and exercisable
		Weighted-
		Average
		Remaining
	Number	Contractual
Exercise Price	Outstanding	Life (years)
$ 0.100	1,500,000	3.1
$ 0.120	200,000	3.5
$ 0.155	510,593	4.3
$ 0.250	1,225,000	4.3
$ 0.135	50,000	4.8
$ 0.160	3,485,593	4.0

In accordance with CICA Handbook Section 3870, compensation for costs for stock options issued will be calculated using the Black-Scholes option pricing model.  During fiscal year ended October 31, 2005, 1,810,593 options were granted to employees and consultants of the Company and 25,000 options were cancelled, resulting in an additional charge to management and consulting fees and contributed surplus of $123,654 (2004 - $11,200). During the 2004 fiscal year, the Company issued 1,850,000 options on December 22, 2003, to employees and 200,000 options on May 10, 2004, to consultants of the Company.

The increase to contributed surplus in 2005 is due to the change in accounting policy of $66,600 as disclosed in Note 2, $123,654 noted above and $21,440 relating to the expired and cancelled warrants in the year.

The Company uses the Black-Scholes option pricing model to value the options at each grant date under the following weighted-average assumptions:

2005

Weighted-average grant date fair value per share option	$ 0.09
Expected dividend rate	0%
Expected volatility	144.63%
Risk-free interest rate	4%
Expected life of options in years	5 years

The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

During the year, the Company issued share purchase warrants on a one-to-one basis with the private placements of common shares which are summarized below:

	2005		2004		2003
Warrants	Warrants	Amount	Warrants	Amount	Warrants	Amount
Issued and
outstanding,
beginning of year	$ 3,211,999	$ 116,544	-	$ -	-	$ -
Equity placements	4,655,014	154,561	3,211,999	116,544	-	-
Exercised	(430,000)	(20,640)	-	-	-	-
Expired and cancelled	(859,999)	(21,440)	-	-	-	-
Issued and
outstanding,
end of year	$ 6,577,014	$ 229,025	3,211,999	$ 116,544	$ -	$ -

At the warrant holder’s option and upon payment of the exercise price by the holder, the warrants may be exchanged for an equal number of common shares of the Company.  During current fiscal year ended October 31, 2005, a total of 430,000 warrants were exercised into common shares at $0.12 per share, for aggregate proceeds of $51,600.  The value of the warrants exercised of $20,640 was transferred to share capital.

The following table summarizes information on warrants outstanding at October 31, 2005:

Exercise Prices	Number Outstanding	Expiry Date
$0.12	810,000	March 16, 2006
$0.12	1,212,000	March 16, 2006
$0.20	1,363,667	November 30, 2006
$0.20	1,353,333	February 14, 2007
$0.18	250,000	February 28, 2006
$0.18	250,000	March 14, 2006
$0.27	583,500	May 19, 2006
$0.30	754,514	October 13, 2007
	6,577,014

a)

Equity placements 2005

During 2005, the Company completed five private placements and three debt conversions of common shares:

i)

October 2005, the Company issued 1,509,026 units at $0.18 per unit, for total cash and debt settlement proceeds of $271,625.  Each unit consisted of one common share and one-half of a common share purchase warrant. Of the net proceeds, $253,517 and $18,108 have been allocated to the common shares and warrants respectively. Each of the 754,514 warrants entitled the holder to purchase one common share at $0.30 per share, until expiry on October 13, 2007.

ii)

May 2005, the Company issued 1,167,000 units at $0.20 per unit, for aggregate proceeds of $233,400.  Each unit consisted of one common share and one-half of a common share purchase warrant.  Of the net proceeds, $207,726 and $25,674 have been allocated to the common shares and warrants respectively. Each of the 583,500 warrants entitles the holder to purchase one common share at $0.27 per share, until expiry on May 19, 2006.  A director of the Company subscribed for 200,000 units of the placement.

iii)

March 2005, the Company issued 1,000,000 units for an amount of $120,000 (US$100,000).  The 1,000,000 units issued had a subscription price of $0.12 (US$0.10) per unit.  Each unit consisted of one common share and one-half of a purchase warrant. Of the net proceeds $83,000 and $37,000 have been allocated to the common shares and warrants respectively.  Each whole warrant entitles the holder thereof to purchase one common share of the Company for a price of  $0.18 (US$0.15) until one year after the closing date.  The subscriber to the private placement was a private investment group from the United States.

iv)

February 2005, the Company issued 1,453,333 units at $0.15 per unit, for aggregate proceeds of $218,000.  Each unit consisted of one common share and one common share purchase warrant. Of the net proceeds, $171,494 and $46,506 have been allocated to the common shares and warrants respectively.   Each warrant entitles the holder to purchase one common share at $0.20 per share in year one and $0.25 per share in year two, until expiry on February 14, 2007.

v)

November 2004, the Company issued 1,363,667 units at $0.15 per unit, for aggregate proceeds of $204,550.  Each unit consists of one common share and one common share purchase warrant. Of the net proceeds, $177,277 and $27,273 have been allocated to the common shares and warrants respectively. Each warrant entitles the holder to purchase one common share at $0.20 per share in year one and $0.25 in year two, until expiry on November 30, 2006.

October 2005, 100,000 units at $0.15 per unit (paid-in amounts) were returned to treasury, 100,000 warrants at $0.20 per share were cancelled and 759,999 warrants with an exercise price of $0.20 expired. The value of the warrants that were cancelled and expired of $21,440 has been transferred to contributed surplus.  These shares and warrants were originally issued in February 2005.  The Company used the Black-Scholes option pricing model to calculate the fair value of the warrants issued.

b)

Shares for debt conversion 2005

i)

August 2005, the Company completed a Shares for Debt transaction in the amount of $262,500, where 1,050,000 common shares in the capital of the Company were issued at a deemed price of $0.25 to a director of the Company for debt related to the purchase of technology software from Cignal Technologies, LLC.

ii)

January 2005, the Company issued 1,748,408 common shares at a deemed value of $0.12 per share in exchange for the settlement of $209,809 of loans and advances.  Of the common shares issued, 742,533 common shares were issued to settle $89,104 of loans and advances from an officer and director of the Company.

The issue costs relating to the 2005 share placements totaled $77,652.

c)

Equity placements 2004

During 2004, the Company completed three placements of common shares and immediately detachable purchase warrants, as described below:

i)

On March 16, 2004, the Company issued 1,240,000 common shares and 1,240,000 detachable warrants for proceeds of $124,000.  Of the net proceeds, $64,480 and $59,520 have been allocated to common shares and warrants, respectively.  The warrants, which have an exercise price of $0.12, are immediately exercisable and expire on March 16, 2006.

ii)

On August 30, 2004, the Company issued 1,212,000 common shares and 1,212,000 detachable warrants for proceeds of $121,000.  Of the net proceeds, $82,216 and $38,784 have been allocated to common shares and warrants, respectively.  The warrants, which have an exercise price of $0.12, are immediately exercisable and expire on March 16, 2006.

iii)

On October 22, 2004, the Company issued 759,999 common shares and 759,999 detachable warrants for proceeds of $114,000.  Of the net proceeds, $95,760 and $18,240 have been allocated to common shares and warrants, respectively.  The warrants, which have an exercise price of $0.20, are immediately exercisable and expire on October 2, 2005.

The issue costs relating to these placements totaled $9,800.

8.

FUTURE INCOME TAXES

The tax effect of significant temporary differences is as follows:

	2005	2004
Operating loss carry-forwards	$ 1,249,000	$1,222,000
Future income tax assets before valuation allowance	1,249,000	1,222,000
Valuation allowance	(1,249,000)	(1,222,000)
Future income tax assets	-	-
Net future income tax liabilities	$ -	$ -

The Company has determined that realization is not more likely than not, and therefore, a full valuation allowance against the future income tax assets has been recorded. The consolidated financial statements do not reflect the potential tax reductions which may be available through the application of losses of approximately $3,715,834 carried forward against future years' earnings otherwise subject to income taxes.

The losses expire as follows:

2006	$ 597,931
2007	725,175
2008	585,785
2009	447,548
2010	185,347
2014	458,893
2015	715,155
$ 3,715,834

 9.

RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following transactions with officers, directors and related individuals not disclosed elsewhere:

	2005	2004	2003

Management, consulting and administration fees	$ 114,769	$ 80,520	$ 110,586
Research and development expenses	600,376	120,000	-
Loans receivable (Note 4)	-	62,735	-
Loans and advances (Note 6)	20,559	103,256	-

At October 31, 2005, $20,559 (2004 - $103,256) due to an officer and director is included in loans and advances. The related party transactions are in the normal course of operations and are recorded at the exchange amount, and are unsecured and non-interest bearing.

10.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, goods and services tax receivable, accounts payable and loans and advances. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to their short-term nature. The Company is exposed to currency risk as a result of its operations in the United States.  The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

11.

SEGMENTED INFORMATION

The Company did not generate any revenues in the current year. All of the Company’s property and equipment is located in Canada, the United States and the United Kingdom.

12.

SUBSEQUENT EVENTS

Subject to regulatory approval, in February 2006 the Company announced that it had entered into a Software Transfer Agreement with Phillip Carrozza, a director of Titan, and Cignal Technologies, LLC, a company wholly-owned by Mr. Carrozza with respect to the transfer of certain trading models, suitable for stocks or futures and software based formulas that implement the trading models and their accompanying indicators.  Pursuant to the Software Transfer Agreement, Titan will issue to Cignal Technologies and Mr. Carrozza a total of 3,000,000 common shares, 1,000,000 of which common shares will be issued on closing and the remaining 2,000,000 common shares to be warrants.  The Software Transfer Agreement provides Cignal Technologies with the right of first refusal in the event that Titan becomes insolvent to match a proposed sale of the software to a third party.

Titan has also entered into a Software Transfer Agreement with Michael Gossland, a director and officer of Titan, with respect to the transfer of certain executable programs and software based formulas.  Pursuant to the Software Transfer Agreement, Titan will issue to Mr. Gossland 1,500,000 common shares and 1,000,000 performance warrants.  The Software Transfer Agreement provides Mr. Gossland with a right of first refusal in the event that Titan becomes insolvent to match a proposed sale of the software to a third party.

In February 2006, Titan closed an expedited private placement, raising gross proceeds of $636,461, consisting of the issuance of 3,535,897 units at $0.18 per unit.  Each unit consisted of one common share and one-half of one common share purchase warrants.  The warrants are exercisable at a price of $0.30 for the first 12 months from the date of issuance thereof, and at a price of $0.40 for the next 12 months, and will expire February 1, 2008.

13.

LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted-average number of common shares outstanding during the year, which was 18,397,266 (2004 – 10,809,501).

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per common share would have an anti-dilutive effect on loss per common share and is therefore excluded from the computation.  Consequently, there is no difference between basic loss per common share and diluted loss per common share.